                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 3)(1)

                             Computer Horizons Corp.
                             -----------------------
                                (Name of Issuer)

                          Common Stock, $.10 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    205908106
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 18, 2005
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 27 Pages)

----------------------------
(1)         The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

-----------------------                                -------------------------
CUSIP No. 205908106                   13D                Page 2 of 27 Pages
-----------------------                                -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               CRESCENDO PARTNERS II, L.P., SERIES R
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  2,401,600
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,401,600
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,401,600
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                -------------------------
CUSIP No. 205908106                   13D                Page 3 of 27 Pages
-----------------------                                -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  CRESCENDO INVESTMENTS II, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  2,401,600
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,401,600
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,401,600
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                -------------------------
CUSIP No. 205908106                   13D                Page 4 of 27 Pages
-----------------------                                -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                          ERIC ROSENFELD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  2,401,600
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,401,600
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,401,600
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                -------------------------
CUSIP No. 205908106                   13D                Page 5 of 27 Pages
-----------------------                                -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 F. ANNETTE SCOTT FLORIDA TRUST
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                   OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    N/A
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                 333,996
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                              333,996
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    333,996
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                -------------------------
CUSIP No. 205908106                   13D                Page 6 of 27 Pages
-----------------------                                -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   RICHARD L. SCOTT FLORIDA TRUST
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                   OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    N/A
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                 305,481
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                             305,481
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    305,481
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                -------------------------
CUSIP No. 205908106                   13D                Page 7 of 27 Pages
-----------------------                                -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               SCOTT FAMILY FLORIDA PARTNERSHIP TRUST
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                   OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    N/A
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                 185,523
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                              185,523
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    185,523
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                -------------------------
CUSIP No. 205908106                   13D                Page 8 of 27 Pages
-----------------------                                -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                RICHARD L. SCOTT INVESTMENTS, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  - 0 -
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                -------------------------
CUSIP No. 205908106                   13D                Page 9 of 27 Pages
-----------------------                                -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              RICHARD L. SCOTT
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                   OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                 333,996
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               333,996
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    333,996
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                -------------------------
CUSIP No. 205908106                   13D                Page 10 of 27 Pages
-----------------------                                -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                         STEPHEN T. BRAUN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                   OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                 491,004
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               491,004
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    491,004
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                -------------------------
CUSIP No. 205908106                   13D                Page 11 of 27 Pages
-----------------------                                -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                         KARL L. MEYER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  - 0 -
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                -------------------------
CUSIP No. 205908106                   13D                Page 12 of 27 Pages
-----------------------                                -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                         ROBERT F. WALTERS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  - 0 -
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                -------------------------
CUSIP No. 205908106                   13D                Page 13 of 27 Pages
-----------------------                                -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                        FRANK J. TANKI
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  - 0 -
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                -------------------------
CUSIP No. 205908106                   13D                Page 14 of 27 Pages
-----------------------                                -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                        WILLEM VAN RIJN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    NETHERLANDS
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  - 0 -
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                -------------------------
CUSIP No. 205908106                   13D                Page 15 of 27 Pages
-----------------------                                -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            THE COMPUTER HORIZONS FULL VALUE COMMITTEE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    N/A
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  3,226,600
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               3,226,600
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,226,600
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    10.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                -------------------------
CUSIP No. 205908106                   13D                Page 16 of 27 Pages
-----------------------                                -------------------------

            The following constitutes Amendment No. 3 ("Amendment No. 3") to the
Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule
13D as specifically set forth.

      Item 7 is hereby amended to add the following exhibits:

            4.   Indemnification  Agreement by and among Crescendo  Partners II,
                 L.P., Series R, Richard L. Scott  Investments,  LLC and Karl L.
                 Meyer, dated August 18, 2005.

            5.   Indemnification  Agreement by and among Crescendo  Partners II,
                 L.P., Series R, Richard L. Scott Investments,  LLC and Frank J.
                 Tanki, dated August 18, 2005.

            6.   Indemnification  Agreement by and among Crescendo  Partners II,
                 L.P., Series R, Richard L. Scott Investments, LLC and Robert F.
                 Walters, dated August 18, 2005.

            7.   Indemnification  Agreement by and among Crescendo  Partners II,
                 L.P.,  Series R, Richard L. Scott  Investments,  LLC and Willem
                 van Rijn, dated August 18, 2005.

-----------------------                                -------------------------
CUSIP No. 205908106                   13D                Page 17 of 27 Pages
-----------------------                                -------------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 1, 2005        CRESCENDO PARTNERS II, L.P., SERIES R

                                 By: Crescendo Investments II, LLC
                                     General Partner

                                 By:    /s/ Eric Rosenfeld
                                        ----------------------------------------
                                 Name:  Eric Rosenfeld
                                 Title: Managing Member

                                 CRESCENDO INVESTMENTS II, LLC

                                 By:    /s/ Eric Rosenfeld
                                        ----------------------------------------
                                 Name:  Eric Rosenfeld
                                 Title: Managing Member

                                 /s/ Eric Rosenfeld
                                 -----------------------------------------------
                                 ERIC ROSENFELD

                                 F. ANNETTE SCOTT FLORIDA TRUST

                                 By:    /s/ Richard L. Scott
                                        ----------------------------------------
                                 Name:  Richard L. Scott
                                 Title: Trustee

                                 RICHARD L. SCOTT FLORIDA TRUST

                                 By:    /s/ Stephen T. Braun
                                        ----------------------------------------
                                 Name:  Stephen T. Braun
                                 Title: Trustee

                                 SCOTT FAMILY FLORIDA PARTNERSHIP TRUST

                                 By:    /s/ Stephen T. Braun
                                        ----------------------------------------
                                 Name:  Stephen T. Braun
                                 Title: Trustee

                                 RICHARD L. SCOTT INVESTMENTS, LLC

                                 By:    /s/ Richard L. Scott
                                        ----------------------------------------
                                 Name:  Richard L. Scott
                                 Title: President

-----------------------                                -------------------------
CUSIP No. 205908106                   13D                Page 18 of 27 Pages
-----------------------                                -------------------------

                                 /s/ Richard L. Scott
                                 -------------------------------------
                                 RICHARD L. SCOTT

                                 /s/ Stephen T. Braun
                                 -------------------------------------
                                 STEPHEN T. BRAUN

                                 /s/ Karl L. Meyer
                                 -------------------------------------
                                 KARL L. MEYER

                                 /s/ Robert F. Walters
                                 -------------------------------------
                                 ROBERT F. WALTERS

                                 /s/ Frank J. Tanki
                                 -------------------------------------
                                 FRANK J. TANKI

                                 /s/ Willem van Rijn
                                 -------------------------------------
                                 WILLEM VAN RIJN

-----------------------                                -------------------------
CUSIP No. 205908106                   13D                Page 19 of 27 Pages
-----------------------                                -------------------------

                                  EXHIBIT INDEX
                                  -------------

     Exhibit                                                              Page
     -------                                                              ----

1.   Letter from  Crescendo  Partners II,  L.P.,  Series R to the          --
     Corporate  Secretary of Computer Horizons Corp.,  dated July
     22, 2005, requesting a shareholders list and other corporate records (previously filed).

2.   Joint  Filing  and  Solicitation   Agreement  by  and  among          --
     Crescendo Partners II, L.P., Series R, Crescendo Investments
     II, LLC, Eric  Rosenfeld,  F. Annette  Scott Florida  Trust,
     Richard  L.  Scott  Florida  Trust,   Scott  Family  Florida
     Partnership  Trust,  Richard L. Scott and  Stephen T. Braun,
     dated July 22, 2005 (previously filed).

3.   Amendment No. 1 to Joint Filing and  Solicitation  Agreement          --
     by  and  among  Crescendo   Partners  II,  L.P.,  Series  R,
     Crescendo  Investments II, LLC, Eric  Rosenfeld,  F. Annette
     Scott Florida Trust,  Richard L. Scott Florida Trust,  Scott
     Family   Florida   Partnership   Trust,   Richard  L.  Scott
     Investments,  LLC, Richard L. Scott,  Stephen T. Braun, Karl
     L. Meyer,  Robert F. Walters,  Frank J. Tanki and Willem van
     Rijn, dated August 18, 2005 (previously filed).

4.   Indemnification  Agreement by and among  Crescendo  Partners        20-21
     II, L.P.,  Series R, Richard L. Scott  Investments,  LLC and
     Karl L. Meyer, dated August 18, 2005.

5.   Indemnification  Agreement by and among  Crescendo  Partners        22-23
     II, L.P.,  Series R, Richard L. Scott  Investments,  LLC and
     Frank J. Tanki, dated August 18, 2005.

6.   Indemnification  Agreement by and among  Crescendo  Partners        24-25
     II, L.P.,  Series R, Richard L. Scott  Investments,  LLC and
     Robert F. Walters, dated August 18, 2005.

7.   Indemnification  Agreement by and among  Crescendo  Partners        26-27
     II, L.P.,  Series R, Richard L. Scott  Investments,  LLC and
     Willem van Rijn, dated August 18, 2005.

-----------------------                                -------------------------
CUSIP No. 205908106                   13D                Page 20 of 27 Pages
-----------------------                                -------------------------

 CRESCENDO PARTNERS II, L.P., SERIES R         RICHARD L. SCOTT INVESTMENTS, LLC
   10 EAST 53RD STREET, 35TH FLOOR                700 11TH STREET S, SUITE 101
    NEW YORK, NEW YORK 10022                        NAPLES, FLORIDA 34102

                                    August 18, 2005

Mr. Karl L. Meyer
75 West Brother Drive
Greenwich, Connecticut 06830

                           Re:  COMPUTER HORIZONS CORP.

Dear Mr. Meyer:

            Thank you for  agreeing  to serve as a  nominee  (a  "Nominee")  for election  to the  Board of  Directors  of  Computer  Horizons  Corp.  ("Computer
Horizons")  in the proxy  solicitation  that The  Computer  Horizons  Full Value
Committee (the  "Committee")  is  considering  undertaking to nominate and elect directors at Computer Horizons' special meeting of shareholders  scheduled to be held on September 21, 2005, or any other  meeting of  shareholders  held in lieu thereof,  and any  adjournments,  postponements,  reschedulings or continuations thereof (the "Special Meeting").  Your outstanding  qualifications,  we believe, will prove a valuable  asset to Computer  Horizons and all of its  shareholders.
This letter will set forth the terms of our agreement.

            Crescendo   Partners  II,  L.P.,  Series  R  and  Richard  L.  Scott
Investments,  LLC (collectively,  the "Indemnifying  Parties") severally but not jointly (as provided in the last sentence of this paragraph)  agree to indemnify and hold  you  harmless  against  any and all  claims  of any  nature,  whenever brought,  arising from the proxy  solicitation  by the Committee and any related transactions,  irrespective of the outcome; provided, however, that you will not be entitled to indemnification for your own criminal actions;  provided further, that  this  indemnification  agreement  and  all  of the  Indemnifying  Parties'
obligations  hereunder shall terminate upon your becoming a director of Computer
Horizons. This indemnification will include any and all (each, a "Loss") losses, liabilities,  damages, demands, claims, suits, actions,  judgments, or causes of
action,  assessments,   costs  and  expenses,   including,  without  limitation,
interest,  penalties,  reasonable  attorneys'  fees,  and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation,  commenced or threatened,  any civil,  criminal,  administrative  or arbitration  action,  or any claim  whatsoever,  and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or  incurred  or suffered  by you,  directly  or  indirectly,  as a result of or
arising  from  the  proxy   solicitation   by  the  Committee  and  any  related
transactions. The Indemnifying Parties shall be responsible for any such Loss on a pro rata basis  based on, in the case of  Crescendo  Partners  II,  L.P.,  the number of shares of Common Stock of the Company it holds on the date hereof, and in the case of Richard L. Scott Investments, LLC, the number of shares of Common
Stock of the Company held by F. Annette  Scott Florida  Trust,  Richard L. Scott
Florida Trust and Scott Family Florida Partnership Trust on the date hereof.

            In the event of a claim against you pursuant to the prior  paragraph or the  occurrence of a Loss,  you shall give each of the  Indemnifying  Parties written notice of such claim or Loss. Upon receipt of such written  notice,  the
Indemnifying  Parties  will  provide you with  counsel to  represent  you.  Such counsel  shall  be  reasonably  acceptable  to you.  In  addition,  you  will be reimbursed  promptly for all Losses  suffered by you and as incurred and for all

-----------------------                                -------------------------
CUSIP No. 205908106                   13D                Page 21 of 27 Pages
-----------------------                                -------------------------

reasonable  out-of-pocket  expenses  incurred  by  you  relating  to  the  proxy solicitation and any related  transactions as provided herein.  The Indemnifying
Parties may not enter into any  settlement of loss or claim without your consent unless such  settlement  includes a release of you from any and all liability in respect of such claim.

            If you agree to the foregoing  terms,  please sign below to indicate your acceptance.

                                Very truly yours,

                                CRESCENDO PARTNERS II, L.P., SERIES R

                                By:    Crescendo Investments II, LLC
                                       General Partner

                                By:    /s/ Eric Rosenfeld
                                       -----------------------------------------
                                Name:  Eric Rosenfeld
                                Title: Managing Member

                                RICHARD L. SCOTT INVESTMENTS, LLC

                                By:     /s/ Richard L. Scott
                                        ----------------------------------------
                                Name:   Richard L. Scott
                                Title:  President

ACCEPTED AND AGREED:

/s/ Karl L. Meyer
-----------------
Karl L. Meyer

-----------------------                                -------------------------
CUSIP No. 205908106                   13D                Page 22 of 27 Pages
-----------------------                                -------------------------

 CRESCENDO PARTNERS II, L.P., SERIES R         RICHARD L. SCOTT INVESTMENTS, LLC
   10 EAST 53RD STREET, 35TH FLOOR                700 11TH STREET S, SUITE 101
    NEW YORK, NEW YORK 10022                        NAPLES, FLORIDA 34102

                                    August 18, 2005

Mr. Frank J. Tanki
247 Barnstable Drive
Wyckoff, New Jersey 07481

                          Re:  COMPUTER HORIZONS CORP.

Dear Mr. Tanki:

            Thank you for  agreeing  to serve as a  nominee  (a  "Nominee")  for election  to the  Board of  Directors  of  Computer  Horizons  Corp.  ("Computer
Horizons")  in the proxy  solicitation  that The  Computer  Horizons  Full Value
Committee (the  "Committee")  is  considering  undertaking to nominate and elect directors at Computer Horizons' special meeting of shareholders  scheduled to be held on September 21, 2005, or any other  meeting of  shareholders  held in lieu thereof,  and any  adjournments,  postponements,  reschedulings or continuations thereof (the "Special Meeting").  Your outstanding  qualifications,  we believe, will prove a valuable  asset to Computer  Horizons and all of its  shareholders.
This letter will set forth the terms of our agreement.

            Crescendo   Partners  II,  L.P.,  Series  R  and  Richard  L.  Scott
Investments,  LLC (collectively,  the "Indemnifying  Parties") severally but not jointly (as provided in the last sentence of this paragraph)  agree to indemnify and hold  you  harmless  against  any and all  claims  of any  nature,  whenever brought,  arising from the proxy  solicitation  by the Committee and any related transactions,  irrespective of the outcome; provided, however, that you will not be entitled to indemnification for your own criminal actions;  provided further, that  this  indemnification  agreement  and  all  of the  Indemnifying  Parties'
obligations  hereunder shall terminate upon your becoming a director of Computer
Horizons. This indemnification will include any and all (each, a "Loss") losses, liabilities,  damages, demands, claims, suits, actions,  judgments, or causes of
action,  assessments,   costs  and  expenses,   including,  without  limitation,
interest,  penalties,  reasonable  attorneys'  fees,  and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation,  commenced or threatened,  any civil,  criminal,  administrative  or arbitration  action,  or any claim  whatsoever,  and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or  incurred  or suffered  by you,  directly  or  indirectly,  as a result of or
arising  from  the  proxy   solicitation   by  the  Committee  and  any  related
transactions. The Indemnifying Parties shall be responsible for any such Loss on a pro rata basis  based on, in the case of  Crescendo  Partners  II,  L.P.,  the number of shares of Common Stock of the Company it holds on the date hereof, and in the case of Richard L. Scott Investments, LLC, the number of shares of Common
Stock of the Company held by F. Annette  Scott Florida  Trust,  Richard L. Scott
Florida Trust and Scott Family Florida Partnership Trust on the date hereof.

            In the event of a claim against you pursuant to the prior  paragraph or the  occurrence of a Loss,  you shall give each of the  Indemnifying  Parties written notice of such claim or Loss. Upon receipt of such written  notice,  the
Indemnifying  Parties  will  provide you with  counsel to  represent  you.  Such counsel  shall  be  reasonably  acceptable  to you.  In  addition,  you  will be reimbursed  promptly for all Losses  suffered by you and as incurred and for all

-----------------------                                -------------------------
CUSIP No. 205908106                   13D                Page 23 of 27 Pages
-----------------------                                -------------------------

reasonable  out-of-pocket  expenses  incurred  by  you  relating  to  the  proxy solicitation and any related  transactions as provided herein.  The Indemnifying
Parties may not enter into any  settlement of loss or claim without your consent unless such  settlement  includes a release of you from any and all liability in respect of such claim.

            If you agree to the foregoing  terms,  please sign below to indicate your acceptance.

                                Very truly yours,

                                CRESCENDO PARTNERS II, L.P., SERIES R

                                By:    Crescendo Investments II, LLC
                                       General Partner

                                By:    /s/ Eric Rosenfeld
                                       -----------------------------------------
                                Name:  Eric Rosenfeld
                                Title: Managing Member

                                RICHARD L. SCOTT INVESTMENTS, LLC

                                By:    /s/ Richard L. Scott
                                       -----------------------------------------
                                Name:  Richard L. Scott
                                Title: President

ACCEPTED AND AGREED:

/s/ Frank J. Tanki
------------------
Frank J. Tanki

-----------------------                                -------------------------
CUSIP No. 205908106                   13D                Page 24 of 27 Pages
-----------------------                                -------------------------

 CRESCENDO PARTNERS II, L.P., SERIES R         RICHARD L. SCOTT INVESTMENTS, LLC
   10 EAST 53RD STREET, 35TH FLOOR                700 11TH STREET S, SUITE 101
    NEW YORK, NEW YORK 10022                        NAPLES, FLORIDA 34102

                                    August 18, 2005

Mr. Robert F. Walters
5 Birchwood Lane
Sandwich, Massachusetts 02563

                               Re:  COMPUTER HORIZONS CORP.

Dear Mr. Walters:

            Thank you for  agreeing  to serve as a  nominee  (a  "Nominee")  for election  to the  Board of  Directors  of  Computer  Horizons  Corp.  ("Computer
Horizons")  in the proxy  solicitation  that The  Computer  Horizons  Full Value
Committee (the  "Committee")  is  considering  undertaking to nominate and elect directors at Computer Horizons' special meeting of shareholders  scheduled to be held on September 21, 2005, or any other  meeting of  shareholders  held in lieu thereof,  and any  adjournments,  postponements,  reschedulings or continuations thereof (the "Special Meeting").  Your outstanding  qualifications,  we believe, will prove a valuable  asset to Computer  Horizons and all of its  shareholders.
This letter will set forth the terms of our agreement.

            Crescendo   Partners  II,  L.P.,  Series  R  and  Richard  L.  Scott
Investments,  LLC (collectively,  the "Indemnifying  Parties") severally but not jointly (as provided in the last sentence of this paragraph)  agree to indemnify and hold  you  harmless  against  any and all  claims  of any  nature,  whenever brought,  arising from the proxy  solicitation  by the Committee and any related transactions,  irrespective of the outcome; provided, however, that you will not be entitled to indemnification for your own criminal actions;  provided further, that  this  indemnification  agreement  and  all  of the  Indemnifying  Parties'
obligations  hereunder shall terminate upon your becoming a director of Computer
Horizons. This indemnification will include any and all (each, a "Loss") losses, liabilities,  damages, demands, claims, suits, actions,  judgments, or causes of
action,  assessments,   costs  and  expenses,   including,  without  limitation,
interest,  penalties,  reasonable  attorneys'  fees,  and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation,  commenced or threatened,  any civil,  criminal,  administrative  or arbitration  action,  or any claim  whatsoever,  and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or  incurred  or suffered  by you,  directly  or  indirectly,  as a result of or
arising  from  the  proxy   solicitation   by  the  Committee  and  any  related
transactions. The Indemnifying Parties shall be responsible for any such Loss on a pro rata basis  based on, in the case of  Crescendo  Partners  II,  L.P.,  the number of shares of Common Stock of the Company it holds on the date hereof, and in the case of Richard L. Scott Investments, LLC, the number of shares of Common
Stock of the Company held by F. Annette  Scott Florida  Trust,  Richard L. Scott
Florida Trust and Scott Family Florida Partnership Trust on the date hereof.

            In the event of a claim against you pursuant to the prior  paragraph or the  occurrence of a Loss,  you shall give each of the  Indemnifying  Parties written notice of such claim or Loss. Upon receipt of such written  notice,  the
Indemnifying  Parties  will  provide you with  counsel to  represent  you.  Such counsel  shall  be  reasonably  acceptable  to you.  In  addition,  you  will be reimbursed  promptly for all Losses  suffered by you and as incurred and for all

-----------------------                                -------------------------
CUSIP No. 205908106                   13D                Page 25 of 27 Pages
-----------------------                                -------------------------

reasonable  out-of-pocket  expenses  incurred  by  you  relating  to  the  proxy solicitation and any related  transactions as provided herein.  The Indemnifying
Parties may not enter into any  settlement of loss or claim without your consent unless such  settlement  includes a release of you from any and all liability in respect of such claim.

            If you agree to the foregoing  terms,  please sign below to indicate your acceptance.

                                Very truly yours,

                                CRESCENDO PARTNERS II, L.P., SERIES R

                                By:    Crescendo Investments II, LLC
                                       General Partner

                                By:    /s/ Eric Rosenfeld
                                       -----------------------------------------
                                Name:  Eric Rosenfeld
                                Title: Managing Member

                                RICHARD L. SCOTT INVESTMENTS, LLC

                                By:    /s/ Richard L. Scott
                                       -----------------------------------------
                                Name:  Richard L. Scott
                                Title: President

ACCEPTED AND AGREED:

 /s/ Robert F. Walters
 ---------------------
Robert F. Walters

-----------------------                                -------------------------
CUSIP No. 205908106                   13D                Page 26 of 27 Pages
-----------------------                                -------------------------

 CRESCENDO PARTNERS II, L.P., SERIES R         RICHARD L. SCOTT INVESTMENTS, LLC
   10 EAST 53RD STREET, 35TH FLOOR                700 11TH STREET S, SUITE 101
    NEW YORK, NEW YORK 10022                        NAPLES, FLORIDA 34102

                                    August 18, 2005

Mr. Willem van Rijn
6 Bay Street
Wickford, North Kingstown, Rhode Island 02852

                         Re:  COMPUTER HORIZONS CORP.

Dear Mr. van Rijn:

            Thank you for  agreeing  to serve as a  nominee  (a  "Nominee")  for election  to the  Board of  Directors  of  Computer  Horizons  Corp.  ("Computer
Horizons")  in the proxy  solicitation  that The  Computer  Horizons  Full Value
Committee (the  "Committee")  is  considering  undertaking to nominate and elect directors at Computer Horizons' special meeting of shareholders  scheduled to be held on September 21, 2005, or any other  meeting of  shareholders  held in lieu thereof,  and any  adjournments,  postponements,  reschedulings or continuations thereof (the "Special Meeting").  Your outstanding  qualifications,  we believe, will prove a valuable  asset to Computer  Horizons and all of its  shareholders.
This letter will set forth the terms of our agreement.

            Crescendo   Partners  II,  L.P.,  Series  R  and  Richard  L.  Scott
Investments,  LLC (collectively,  the "Indemnifying  Parties") severally but not jointly (as provided in the last sentence of this paragraph)  agree to indemnify and hold  you  harmless  against  any and all  claims  of any  nature,  whenever brought,  arising from the proxy  solicitation  by the Committee and any related transactions,  irrespective of the outcome; provided, however, that you will not be entitled to indemnification for your own criminal actions;  provided further, that  this  indemnification  agreement  and  all  of the  Indemnifying  Parties'
obligations  hereunder shall terminate upon your becoming a director of Computer
Horizons. This indemnification will include any and all (each, a "Loss") losses, liabilities,  damages, demands, claims, suits, actions,  judgments, or causes of
action,  assessments,   costs  and  expenses,   including,  without  limitation,
interest,  penalties,  reasonable  attorneys'  fees,  and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation,  commenced or threatened,  any civil,  criminal,  administrative  or arbitration  action,  or any claim  whatsoever,  and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or  incurred  or suffered  by you,  directly  or  indirectly,  as a result of or
arising  from  the  proxy   solicitation   by  the  Committee  and  any  related
transactions. The Indemnifying Parties shall be responsible for any such Loss on a pro rata basis  based on, in the case of  Crescendo  Partners  II,  L.P.,  the number of shares of Common Stock of the Company it holds on the date hereof, and in the case of Richard L. Scott Investments, LLC, the number of shares of Common
Stock of the Company held by F. Annette  Scott Florida  Trust,  Richard L. Scott
Florida Trust and Scott Family Florida Partnership Trust on the date hereof.

            In the event of a claim against you pursuant to the prior  paragraph or the  occurrence of a Loss,  you shall give each of the  Indemnifying  Parties written notice of such claim or Loss. Upon receipt of such written  notice,  the
Indemnifying  Parties  will  provide you with  counsel to  represent  you.  Such counsel  shall  be  reasonably  acceptable  to you.  In  addition,  you  will be reimbursed  promptly for all Losses  suffered by you and as incurred and for all

-----------------------                                -------------------------
CUSIP No. 205908106                   13D                Page 27 of 27 Pages
-----------------------                                -------------------------

reasonable  out-of-pocket  expenses  incurred  by  you  relating  to  the  proxy solicitation and any related  transactions as provided herein.  The Indemnifying
Parties may not enter into any  settlement of loss or claim without your consent unless such  settlement  includes a release of you from any and all liability in respect of such claim.

            If you agree to the foregoing  terms,  please sign below to indicate your acceptance.

                                Very truly yours,

                                CRESCENDO PARTNERS II, L.P., SERIES R

                                By:    Crescendo Investments II, LLC
                                       General Partner

                                By:    /s/ Eric Rosenfeld
                                       -----------------------------------------
                                Name:  Eric Rosenfeld
                                Title: Managing Member

                                RICHARD L. SCOTT INVESTMENTS, LLC

                                By:    /s/ Richard L. Scott
                                       -----------------------------------------
                                Name:  Richard L. Scott
                                Title: President

ACCEPTED AND AGREED:

/s/ Willem van Rijn
-------------------
Willem van Rijn